3: SECURITIES AND EXCHANGE COMMISSION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORS AUTOMATION, INC.

(Name of Issuer)

Common Stock, Par Value $0.01

Class A Common Stock, Par Value $0.0035

Series A Preferred Stock, Par Value $0.01

(Title of Class of Securities)

671017 10 1

(CUSIP Number)

J.R.S.HOLDINGS, L.L.C.

152 MOCKINGBIRD CT.

THREE BRIDGES, NEW JERSEY 08887

(908) 782-9665

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

OCTOBER 3, 2002

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this

schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

SCHEDULE 13D

CUSIP No. 671017 10 1

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

J.R.S. HOLDINGS, L.L.C.

11-3650314

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

7. SOLE VOTING POWER

13,576,250

NUMBER OF 8. SHARED VOTING POWER

SHARES

BENEFICIALLY

OWNED BY

EACH 9. SOLE DISPOSITIVE POWER

REPORTING

PERSON 13,576,250

WITH

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,576,250

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.4%

14. TYPE OF REPORTING PERSON*

OO

Item 1. Security and Issuer.

This original Schedule 13D statement is filed on behalf of J.R.S. Holdings, L.L.C. ("JRS") as the reporting person hereunder relative to the acquisition by JRS of certain common stock, par value $0.01, Class A Common Stock par value $0.0035 and Series A Preferred Stock, par value $0.01, (collectively, the "Shares"), of ORS AUTOMATION, Inc., the issuer named herein (the "Company"), which has its principal executive offices at 152 Mockingbird Ct., Three Bridges, New Jersey 08887.

Item 2. Identity and Background.

This statement is being filed by J.R.S. HOLDINGS, L.L.C, a limited liability company formed under the laws of the State of New Jersey, in connection with the closing on October 3, 2002 of a certain Stock Purchase Agreement, dated October 1, 2002 between J.R.S. Holdings, L.L.C., as the purchaser and Affiliated Manufacturers, Inc., as seller (the "Stock Purchase Agreement"). J.R.S. Holdings, L.L.C.is engaged in the business of enterprise investing. The sole shareholder and Managing Member of J.R.S. Holdings, L.L.C. is James R. Solakian. The address of the principal business offices of J.R.S. HOLDINGS, L.L.C. is 152 Mockingbird Ct., Three Bridges, New Jersey, 08887. The business address of James R. Solakian is 152 Mockingbird Ct, Three Bridges, NJ, 08887. James R.Solakian is a citizen of the United States.

Neither J.R.S. HOLDINGS, L.L.C., nor James R, Solakian have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such entity or person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

J.R.S. HOLDINGS, L.L.C. acquired beneficial ownership of the following shares of the Issuer on October 3, 2002 pursuant to the Stock Purchase Agreement: 576,250 shares of Common Stock, 12,000,000 shares of Class A Common Stock and 1,000,000 shares of Series A Preferred Stock (collectively the "Shares").

The aggregate purchase price paid for the Shares by J.R.S. HOLDING, L.L.C.

was $50,000. The source of funds for the purchase of the Shares of the Company was a combination of capital and loans made to J.R.S.HOLDINGS by its Managing Member.

By virtue of Rule 13d-3 under the Exchange Act, the Managing Member may be deemed the beneficial owner of all of the Shares purchased by J.R.S. HOLDINGS, L.L.C.

Item 4. Purpose of Transaction.

J.R.S. HOLDINGS, L.L.C. purchased the Shares in order to acquire control of the Company. Pursuant to the instructions for items (a) through (j) of Item 4, JRS has plans as follows:

(a) As set forth in Item 3 of this Schedule, JRS has acquired 576,250 common shares, par value $0.01, representing 6.6% of the outstanding common shares; 12,000,000 Class A common shares, par value $0.0035, representing 100% of the outstanding shares of this series, and; 1,000,000 Series A Preferred Shares, par value $0.01, representing 100% of the outstanding shares of this series of the issuer. The aggregate 13,576,250 shares of all series JRS acquired and reports herein represent approximately 62.4% of all of the outstanding securities of all series of the Issuer. JRS has no present plans or proposals to acquire any additional shares of the Issuer.

(b) JRS is considering, but has no present plans or proposals to merge the Issuer with other entities, or effect a liquidation or reorganization of the Issuer or any of its subsidiaries. JRS is considering, but has no present plans or proposals to cause the Issuer to enter into extraordinary corporate transactions such as mergers in order to effect the acquisition of operating companies

(c) JRS may consider, but has no present plans or proposals to cause a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d) JRS plans to exercise its voting rights to control and elect a majority of the members of the Issuer's Board of Directors. On October 3, 2002, JRS designated two (2) persons to fill vacancies on the Board of Directors of the Issuer. The Issuer appointed James R. Solakian and Conrad R. Huss to fill the vacancies until their successors are duly elected and qualified. JRS has no present plans nor intentions to nominate any other persons to the Issuer's Board of Directors at the present time.

(e) JRS may consider, but has no present plans or proposals to cause a material change in the capitalization of the Issuer. JRS has no present plans or proposals to alter the dividend policy of the Issuer with respect to the declaration and payment of dividends.

(f) JRS may consider, but has no present plans or proposals to make any other material change to the business or corporate structure of the Issuer.

(g) JRS may consider, but has no present plans or proposals to change the Issuer's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of the Issuer by any person.

(h) JRS may consider, but has no present plans or proposals for causing the common stock of the Issuer to be delisted from the over-the-counter Electronic Bulletin Board of the NASD.

(i) JRS may consider, but has no present plans or proposals relating to a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j) Except as set forth above, neither JRS nor any Instruction C Person has any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

As of the October 3, 2002 and pursuant to the consummation of the Stock Purchase Agreement, J.R.S. HOLDINGS, L.L.C. beneficially owns, and has sole voting power and sole power to dispose or to direct the disposition of the following shares: (1) 576,250 shares of Common Stock representing 6.6% of the Common Stock deemed outstanding on the date hereof; (2) 1,000,000 shares of Series A Preferred Stock representing 100% of the Series A Preferred Stock deemed outstanding on the date thereof; and (3) 12,000,000 shares of the Class A Common Stock representing 100% of the Class A Common Stock outstanding thereof.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, its affiliates and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A. Stock Purchase Agreement, dated as of October 1, 2002, by and between J.R.S. HOLDINGS, L.L.C. and Affiliated Manufacturers, Inc.

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 4, 2002

J.R.S. HOLDINGS, L.L.C.:

By: /s/ James R. Solakian

James R. Solakian

Managing Member

EXHIBIT A

STOCK PRCHASE AGREEMENT

Dated as of October 3, 2002

by and between

J.R.S. Holdings, L.L.C.
Buyer

and

Affiliated Manufacturing, Inc.

Seller

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is dated as of October 1, 2002 by and between J. R. S. Holdings, L.L.C., a limited liability company organized under the laws of the State of New Jersey (the "Buyer") and Affiliated Manufacturers, Inc., a New Jersey corporation, the majority shareholder (the "Seller") of a publicly-held company called ORS Automation, Inc. , a Delaware corporation, (the "Company").

BACKGROUND:

WHEREAS, the Buyer desires to purchase and the Seller desires to sell three classes of the capital stock of the ORS Automation, Inc. held by the Seller, hereafter referenced as the "Shares", for the aggregate purchase price of FIFTY THOUSAND $50,000 (the "Purchase Price") upon the terms and subject to the conditions contained herein; and

WHEREAS, the Buyer and the Seller contemplate this transaction as a private sale between the parties, made in reliance upon applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the "Securities Act").

NOW, THEREFORE, upon the mutual promises made each to the other, the parties hereto agree as follows:

  Purchase and Sale of Stock

Purchase and Sale of Stock. Subject to the terms and conditions of this Agreement, the Buyer shall purchase and the Seller shall sell to the Buyer the following securities of the Company (collectively referred to as the "Shares"):

    576,250 shares of Common Stock of the Company for the purchase price of $.000521 per share, or for the aggregate purchase price of $3,000.00,

    12,000,000 shares of Class A Common Stock of the Company for the purchase price of $.00358 per share, or for the aggregate purchase price of $43,000.00,

    1,000,000 shares of Preferred Stock, of the Company for the purchase price of $.004 per share, or for the aggregate purchase price of $4,000.00.

Section 1.2 Closing. In consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Seller agrees to transfer and sell to the Buyer and the Buyer agrees to purchase from the Seller, the Shares by delivering by wire transfer to Seller's designated bank account or by delivery of its certified or bank check in the amount of the Purchase Price to the Seller at the Closing. The "Closing" shall take place at the offices of Joseph J. Tomasek, Esq., 75-77 North Bridge Street, Somerville, New Jersey 08876 at 10:00 A.M. Eastern Standard Time on (i) October 3, 2002 or (ii) such other time and place or on such date as the Buyer and the Seller may agree upon (the "Closing Date"). Each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing.

  Representations and Warranties

      Representations and Warranties. The Seller hereby makes the following representations and warranties to the Buyer:

        Organization, Good Standing and Power. The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of New Jersey and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. 2002.

        Authorization; Enforcement. The Seller has the requisite corporate power and authority to enter into and perform this Agreement and to sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Seller and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. This Agreement constitutes, or when executed and delivered shall constitute, a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of creditor's rights and remedies or by other equitable principles of general application.

        Capitalization. To the Seller's knowledge, the authorized capital stock of the Company and the shares thereof issued and outstanding as of June 30, 2002 are as follows:

        CLASS OF SECURITIES AUTHORIZED OUTSTANDING

        COMMON STOCK 10,000,000 8,758,443

        CLASS A COMMON STOCK 12,000,000 12,000,000

        SERIES A PREFERRED STOCK 1,000,000 1,000,000

        To the Seller's knowledge, all of the outstanding shares of the Company's Common Stock, Class A Common Stock , and Preferred Stock have been duly and validly authorized, and are fully paid and non-assessable. As of October 3, 2002. none of the Company's outstanding Shares are entitled to preemptive rights or registration rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company. Furthermore, except as set forth in this Agreement, as of the date hereof, there are no contracts, commitments, understandings, or arrangements by which the Seller is bound to sell the Shares or, to Seller's knowledge, by which the Company is or may become bound to sell or issue additional shares of the capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company. As of the date hereof, to Seller's knowledge, the Company is not a party to any agreement granting registration rights to any person with respect to any of its equity or debt securities. Neither the Seller nor, to the knowledge of the Seller, the Company is a party to, nor do they have knowledge of, any agreement restricting the voting or transfer of the Shares or any shares of the capital stock of the Company. It is intended that the sale of the Shares pursuant to this Agreement shall comply with all applicable federal and state securities laws.

        Sale of Shares. To the Seller's knowledge, the Shares have been duly authorized by all necessary corporate action and, when paid for in accordance with the terms hereof, the Shares shall continue to be validly issued and outstanding, fully paid and non-assessable, and the Buyer shall be entitled to all rights accorded to a holder of the Shares.

        No Conflicts. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller and the Buyer of the transactions contemplated herein do not (i) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Seller is a party, (ii) create or impose a lien, charge or encumbrance on the Shares, or (iii) to Seller's knowledge, result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Seller or the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected. Neither the Seller nor, to the knowledge of the Seller, the Company is required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or to sell the Shares in accordance with the terms hereof (other than any filings which may be required to be made by the Seller with the U. S. Securities and Exchange Commission (the "Commission"), or NASD subsequent to the Closing, and, provided that for the purpose of the representation made in this sentence, the Buyer is assuming and relying upon the accuracy of the relevant representations and agreements of the Seller herein."

        Commission Documents, Financial Statements. The Shares offered to the Seller have not been registered pursuant to Section 12(b) or 12(g) of the Exchange Act and bear a legend to that effect. To Seller's knowledge, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission") pursuant to the reporting requirements of the Exchange Act, including material filed pursuant to Section 13 (a) or 15(d) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the "Commission Documents"). The Seller has delivered or made available to the Buyer true and complete copies of the Commission Documents filed with the Commission since June 30, 2002 and prior to the Closing Date. Neither the Seller nor, to Seller's knowledge, the Company have provided to the Buyer any information which, according to applicable law, rule or regulation, should have been disclosed publicly by the Company but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. To Seller's knowledge, the Form 10-KSB for the year ended December 31, 2001 and Form 10-QSB for the quarters ended March 31,2002 and June 30, 2002, respectively, complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such document, and, as of its date, such Form 10-KSB and Form 10-QSB did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To Seller's knowledge, the financial statements of the Company included in the Commission Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. To Seller's knowledge, such financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and, to Seller's knowledge, fairly present in all material respects the financial position of the Company and its subsidiaries as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

        No Material Adverse Change. Since June 30, 2002, to Seller's knowledge, the Company has not experienced or suffered any Material Adverse Effect, except continued losses from operations.

        No Undisclosed Liabilities. Neither the Seller nor, to the Seller's knowledge, the Company has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would be required to be disclosed either directly to the Buyer or on a balance sheet of the Company (including the notes thereto) in conformity with GAAP and are not disclosed in the Commission Documents or Commission Filings, other than those incurred in the ordinary course of the Company's or its subsidiaries-respective businesses since June 30, 2002 and which, individually or in the aggregate, do not or would not have a material adverse effect on the Company's financial condition and operations.

        No Undisclosed Events or Circumstances. To Seller's knowledge, no event or circumstance has occurred or exists with respect to the Company or its subsidiaries or their respective businesses, properties, prospects, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed and which, individually or in the aggregate, do not or would not have a material adverse effect on the Company's financial condition or operations.

        Title to Assets. The Seller has good and marketable title to all the Shares, free of any mortgages, pledges, charges, liens, security interests or other encumbrances.

        Actions Pending. Except for an undetermined and disputed claim of $17,000 from Source Finance, there is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Seller against the Seller or the Company, threatened against the Seller or the Company or any subsidiary which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto or thereto. Except as set forth in the Commission Documents or the Commission Filings, there is no action, suit, claim, investigation or proceeding pending or, to the knowledge of the Seller, threatened, against or involving the Seller or the Company, any subsidiary or any of their respective properties or assets and which, if adversely determined, is reasonably likely to result in a material adverse effect on the Company's financial condition or operations.

        Certain Fees. No brokers, finders or financial advisory fees or commissions will be payable by the Seller or to the Seller's knowledge, the Company or any subsidiary, with respect to the transactions contemplated by this Agreement.

        Disclosure. Neither this Agreement nor any other documents, certificates or instruments furnished to the Buyer by or on behalf of the Seller or, to the knowledge of the Seller, the Company or any subsidiary, in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading.

        Operation of Business. To Seller's knowledge, the Company or one of the subsidiaries owns or possesses all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations as set forth in the Commission Documents or the Commission Filings and all rights with respect to the foregoing, which are necessary for the conduct of its business as now conducted without any conflict with the rights of others, except to the extent set forth in the Commission Documents.

        Environmental Compliance. To Seller's knowledge, the Company and each of its subsidiaries have obtained all material approvals, authorization, certificates, consents, licenses, orders and permits or other similar authorizations of all governmental authorities, or from any other person, that are required under any Environmental Laws. "Environmental Laws" shall mean all applicable laws relating to the protection of the environment including, without limitation, all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous substances, chemical substances, pollutants, contaminants or toxic substances, material or wastes, whether solid, liquid or gaseous in nature. Except for such instances as would not individually or in the aggregate have a material adverse effect upon the Company's financial condition or operations, to Seller's knowledge, there are no past or present events, conditions, circumstances, incidents, actions or omissions relating to or in any way affecting the Company or its subsidiaries that violate or could violate any environmental law after the Closing or that could give rise to any environmental liability, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, study or investigation (i) under any Environmental Law, or (ii) based on or related to the manufacture, processing, distribution, use, treatment, storage (including without limitation underground storage tanks), disposal, transport or handling, or the emission, discharge, release or threatened release of any hazardous substance.

        Material Agreements. Neither the Seller nor, to the knowledge of the Seller, the Company nor any subsidiary, is a party to any written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement, a copy of which would be required to be filed with the Commission as an exhibit to a Commission Filing (collectively, "Material Agreements"), which has not already been filed.

        Transactions with Affiliates. Except as set forth in the Commission Documents or the Commission Filings, to the Seller's knowledge, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions exceeding $1,000 between (a) the Seller or the Company, any subsidiary or any of their respective customers (excluding agreements related to the purchase or lease of the Company's products) or suppliers on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company, or any of its subsidiaries, or any person who would be covered by Item 404(a) of Regulation S-K or any corporation or other entity controlled by such officer, employee, consultant, director or person.

        Securities Act of 1933. The Seller will cooperate with the Buyer in compliance with any federal and state securities laws in connection with the offer and sale of the Shares hereunder. Neither the Seller nor, to the Seller's knowledge, has the Company distributed and, prior to the completion of the sale of the Shares to the Buyer, will not distribute any offering material in connection with the offer and sale of the Shares.

        Employees. As of the date hereof, to Seller's knowledge, neither the Company nor any subsidiary has any salaried or hourly employees, except for two consultants.

          Acknowledgment Regarding Buyer's Purchase of Shares. The Seller acknowledges and agrees that the Buyer is acting solely in the capacity of arm's length Buyer with respect to this Agreement and the transactions contemplated hereunder. The Seller further acknowledges that the Buyer is not acting as a financial advisor or fiduciary of the Seller or the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Buyer or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Buyer's purchase of the Shares.

      Representations, Warranties and Covenants of the Buyer. The Buyer hereby makes the following representations, warranties and covenants to the Seller and the Company:

        Organization and Standing of the Buyer. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New Jersey.

        Authorization and Power. The Buyer has the requisite corporate power and authority to enter into and perform this Agreement and to purchase the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by Buyer and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Buyer, its Board of Directors or stockholders is required. This Agreement has been duly executed and delivered by the Buyer. This Agreement constitutes a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership, or similar laws relating to, or affecting generally the enforcement of creditor's rights and remedies or by other equitable principles of general application.

        No Conflicts. The execution, delivery and performance of this Agreement and the consummation by the Buyer of the transactions contemplated hereby and thereby or relating hereto do not and will not (i) result in a violation of such Buyer's charter documents or bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any material agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Buyer is a party, (iii) create or impose any lien, charge or encumbrance on any property of the Buyer under any agreement or any commitment to which the Buyer is party or by which the Buyer is on or by which any of its respective properties or assets are bound or (iv) result in a violation of any law, rule or regulation, or any order, judgment or decree of any court or governmental agency applicable to the Buyer or its properties, except for such conflicts, defaults and violations as would not, individually or in the aggregate, prohibit or otherwise interfere with the ability of the Buyer to enter into and perform its obligations under this Agreement in any material respect. The Buyer is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Shares in accordance with the terms hereof, provided that for purposes of the representation made in this sentence, the Buyer is assuming and relying upon the accuracy of the relevant representations and agreements of the Seller herein.

        (d) Information. The Buyer and its advisors, if any, have been furnished by Seller and the Company with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares from Seller which have been requested by the Buyer. The Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. The Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Shares. Buyer understands that it (and not the Company) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

        General. The Buyer understands that the Shares are being offered and sold in reliance on a transactional exemption from the registration requirement of federal and state securities laws and the Seller and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Buyer set forth herein in order to determine the applicability of such exemptions. Buyer acknowledges that the Shares have not been registered under the securities Act of 1933, as amended, and are deemed to constitute "restricted securities." Buyer warrants and represents that Buyer has no present intention of distributing or selling the Shares and understands and agrees that all certificates evidencing the Shares to be issued to the Buyer may bear the following legend.

  THESE SECURITES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHICATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

  Deliveries At Closing

      Deliveries At Closing of this Agreement. The Seller shall deliver the following to the Buyer at the Closing:

  (a) Certificates for Shares. The Seller shall deliver to the Buyer the certificate(s) representing the Shares together with a fully executed stock power containing the appropriate medallion guaranteed signature of Seller, transferring all of Seller's right, title and interest in the Shares to the Buyer;

  (b) Appointment to Board. A duly authorized resolution of the Company appointing James R. Solakian to the Board of Directors of the Company.

  Section 3.2 Payment of Purchase Price. The Buyer shall deliver to the Seller, its certified check or bank check or wire transfer to a designated bank account of Seller, the sum of $50,000 representing the purchase price for the shares.

  Miscellaneous

      Fees and Expenses. Each party shall bear its own costs and expenses incurred in connection with the execution, delivery and performance of the transactions contemplated in this Agreement.

      Specific Enforcement, Consent to Jurisdiction.

        The Seller and the Buyer (i) hereby irrevocably submits to the jurisdiction of the United States District Court and other courts of the United States sitting in the State of New Jersey for the purposes of any suit, action or proceeding arising out of or relating to this Agreement and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Seller and the Buyer consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 4.2 shall affect or limit any right to serve process in any other manner permitted by law.

      Entire Agreement; Amendment. This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Seller, nor the Buyer makes any representations, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought.

      Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the first business day following the date of sending by reliable next business day courier, fully prepaid, addressed to such address, or upon actual receipt, whichever shall first occur. The addresses for such communications shall be:

If to the Buyer:	J. R. S. Holdings, L.L.C. 152 Mockingbird CT. Three Bridges, New Jersey 08887 Tel. No.: 908-782-9665 Attention: Mr. James R. Solakian
With copies to:	[Joseph J. Tomasek, Esq.]
75-77 North Bridge Street Somerville, New Jersey 08876 Tel. No.: (908) 429-0030 Fax No.: (908) 429-0040
If to the Seller:	Affiliated Manufacturing, Inc. U.S. Highway 22 P.O. Box 5049 North Branch, New Jersey 08876 Tel. No.: 908-722-7100 Fax No.: 908-722-5082 Attention: Cam Atkinson
With copies to:

    ORS Automation, Inc. Marilyn M. Jerry

    10 Channing Drive Jerry Jerry LLP

    Princeton, New Jersey 7310 Alexander Road

    Tel. No.: 609-799-2543 Suite 201

    Fax No.: 609-799-2451 Princeton, NJ 08543

    Attention: Edward Kornstein

    Any party hereto may from time to time change its address for notices by giving at least ten (10) days prior written notice of such changed address to the other party hereto.

    Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

    Headings. The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

    Successors and Assigns. The Buyer may not assign this Agreement to any person without the prior written consent of the Seller, which consent will not be unreasonably withheld. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. After Closing, the assignment by a party to this Agreement of any rights hereunder shall not affect the obligations of such party under this Agreement.

    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey, without giving effect to the choice of law provisions.

    Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event any signature is delivered by facsimile transmission, the party using such means of delivery shall cause four additional executed signature pages to be physically delivered to the other parties within five (5) days of the execution and delivery hereof.

    Publicity. Except as required by applicable law, the Company shall not issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement without the prior consent of the Buyer.

    Further Assurances. From and after the date of this Agreement, upon the request of the Seller or the Buyer, each of the Seller or the Buyer shall execute and deliver such instrument, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

    Confidentiality. Buyer agrees to maintain the confidentiality of all information about the Company received from any officer, employee or agent of the Company, until such time as that confidential information is released to the public generally other than as a result of any disclosure by Buyer.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

BUYER:
J. R. S. HOLDINGS, L.L.C.

By: /s/ James R. Solakian
Name: James R. Solakian Title: Managing Member
SELLER:
AFFILIATED MANUFACTURERS, INC.

By: /s/ Elizabeth Atkinson
Name: Elizabeth Atkinson Title: President